& ENERGY INFRASTRUCTURE CONFERENCE 2018 MLP MAY 23 – 24, 2018 Filed by NuStar Energy L.P. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: NuStar GP Holdings, LLC Commission File No.: 001-32940

Important Information For Investors And Unitholders On February 7, 2018, NuStar Energy L.P. (the Partnership or NS), Riverwalk Logistics, L.P., NuStar GP, LLC, Marshall Merger Sub LLC, a wholly owned subsidiary of the Partnership (Merger Sub), Riverwalk Holdings, LLC and NuStar GP Holdings, LLC (NSH) entered into an Agreement and Plan of Merger pursuant to which Merger Sub will merge with and into NSH with NSH being the surviving entity, such that the Partnership will be the sole member of NSH following the merger. In connection with the proposed merger, the Partnership has filed a registration statement (Registration No. 333-223671), which includes a preliminary prospectus of the Partnership and a preliminary proxy statement of NSH and other materials, with the Securities and Exchange Commission (the SEC). INVESTORS AND UNITHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTNERSHIP, NSH AND THE PROPOSED TRANSACTION. The information in this communication is for informational purposes only and is neither an offer to purchase, nor an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. A definitive proxy statement/prospectus will be sent to unitholders of NSH seeking their approval of the proposed merger after the registration statement is declared effective by the SEC. Investors and unitholders may obtain a free copy of the proxy statement/prospectus and other documents (when available) containing important information about the Partnership and NSH through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Partnership will be available free of charge on the Partnership’s website at www.nustarenergy.com under the tab “Investors” or by contacting the Partnership’s investor relations at investorrelations@nustarenergy.com. Copies of the documents filed with the SEC by NSH will be available free of charge on NSH’s website at www.nustargpholdings.com under the tab “Investors” or by contacting NSH’s investor relations at investorrelations@nustarenergy.com. The Partnership and its general partner, the directors and certain of the executive officers of NuStar GP, LLC and NSH and its directors and certain of its executive officers, may be deemed to be participants in the solicitation of proxies from the unitholders of NSH in connection with the proposed merger. Information about the directors and executive officers of NuStar GP, LLC is set forth in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2017 and subsequent statements of changes in beneficial ownership on file with the SEC. Information about the directors and executive officers of NSH is set forth in NSH’s Annual Report on Form 10-K for the year ended December 31, 2017 and subsequent statements of changes in beneficial ownership on file with the SEC. These documents can be obtained free of charge from the sources listed above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed or to be filed with the SEC.

Forward-Looking Statements Statements contained in this presentation other than statements of historical fact are forward-looking statements. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will likely vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance presented or suggested in this presentation. These forward-looking statements can generally be identified by the words "anticipates," "believes," "expects," "plans," "intends," "estimates," "forecasts," "budgets," "projects," "could," "should," "may" and similar expressions. These statements reflect our current views with regard to future events and are subject to various risks, uncertainties and assumptions that may cause actual results to differ materially, including the possibility that (i) the merger will not be completed prior to the August 8, 2018 outside termination date, (ii) NSH will not obtain the required approvals by its unitholders, (iii) the anticipated benefits from the proposed merger cannot be fully realized, (iv) costs or difficulties related to the proposed merger will be greater than expected and (v) the other risk factors included in the reports filed with the SEC by the Partnership or NSH may occur. Many of the factors that will determine the Partnership’s and NSH’s future results are beyond the ability of management to control or predict. Investors are cautioned not to place undue reliance on forward-looking statements, which reflect management’s views only as of the date hereof. The Partnership and NSH undertake no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise. The partnership uses financial measures in this presentation that are not calculated in accordance with generally accepted accounting principles (“non-GAAP”). The reconciliations of such non-GAAP financial measures to GAAP financial measures are located in the appendix to this presentation. These non-GAAP financial measures should not be considered an alternative to GAAP financial measures.

NuStar Overview

Currently, Our Structure Includes Two Publicly Traded Companies

NuStar Has a Broad, Diverse Portfolio of Assets

- **Current Profile**
  - Volumes Handled[1]:
    - >1.3MM BPD pipeline volumes
    - ~350M BPD storage volumes
  - Total Pipeline Miles: ~9,400
  - Total Storage Capacity: ~97MM bbls
  - Total Enterprise Value: ~$7B[2]
  - Total Assets: ~$7B[3]
- **Key Takeaways:**
  - Highly integrated U.S. crude oil pipeline & terminal system
  - Minimal direct exposure to commodity prices
  - Significant crude oil midstream footprint in the Midland Basin of the Permian



Canada
Mexico
WA
OR
CA
ID
NV
MT
WY
UT
AZ
CO
NM
ND
SD
NE
KS
OK
TX
MN
IA
MO
AR
LA
WI
IL
MI
IN
OH
KY
TN
MS
AL
GA
FL
SC
NC
VA
WV
PA
NY
ME
NH
MA
CT
NJ
DE
MD
LEGEND
Headquarters
Refined Product Terminals
Crude Oil Storage Facilities
Crude Oil Storage Tanks
Origin/Termination Points
Central West Crude Oil Pipelines
Central West Refined Products Pipelines
North Pipeline
East Pipeline
Ammonia Pipeline

(1) *Average daily Pipeline segment and Storage segment volumes for the quarter ending 3/31/18.*
(2) *Based on combined NS/NSH balance sheet data as of 3/31/18 and closing NS/NSH unit prices as of 5/9/18.*
(3) *Combined NS/NSH asset data as of 3/31/18*

6

2017 Pipeline Throughput Volumes, by Product 2017 Storage Revenues, by Product Storage Pipeline 2017 Segment EBITDA1 ….Providing a Well-Balanced Menu of Crude and Refined Products Storage and Pipeline Services 1 - Please see Appendix for reconciliations of non-GAAP financial measures to their most directly comparable GAAP measures

Historical Pipeline and Storage Segment EBITDA1 ($ in millions) Our Balanced and Diverse Assets Have Performed Consistently, Through Market Challenges 1 - Please see Appendix for reconciliations of non-GAAP financial measures to their most directly comparable GAAP measures $610 $394 $432 $455 $477 $498 $554 $690 $671 $707 Great Recession Backwardated Market Structure Oil Price Crash Shale Boom * Adjusted for Goodwill Impairment Loss

Permian Crude System Growth Platform

Permian production represented >50% of U.S. lower-48 onshore production growth in 2016-17 While Permian producers have continued to trim capital, aggregate production in the basin has continued to grow As techniques and technology have evolved, producers have improved well performance, reflected in higher initial production rates (IP) and estimated ultimate recovery (EUR) Source: Baker Hughes, Rystad In 2014, We Targeted Acquiring a Footprint In the Permian Because It Is the Most Resilient U.S. Shale Play With the Strongest Growth Projections Permian Basin rig count, now 458, has grown from 342 (34%) since we acquired our system last May1 The basin’s record-level DUCs will drive 2018 & 2019 completion activity As of May 16, 2018

Our system is located in 5 of the 6 most active counties in the prolific Midland Basin We acquired a fully integrated, newly constructed crude system: 520 miles of pipeline with 412,000 BPD of capacity 1MM barrels of storage capacity Pipeline gathering with over 500,000 dedicated acres, as well as 5MM acres of Areas of Mutual Interest, or AMI The system provides customers with excellent access to multiple downstream end markets Delivery points and flow assurance into Big Spring, Midland and Colorado City At the time of acquisition, it was backed by long-term, fixed-fee contracts for: Mainline transportation with ~92,000 BPD of ship-or-pay volume commitments and nearly seven-year average contract life Pipeline gathering contract portfolio with an average life of over 10 years 440,000 bbls of storage contracted with an average life of nearly seven years The system has a well-diversified customer base, including solid upstream producers with meaningful and active presence in the Midland Basin In May 2017, We Acquired a System in the “Core of the Core” of the Most Active Areas of the Midland Basin

Source: Earnings Call Transcripts Producers Remain Bullish on Permian Growth, Strength & Resiliency May 2, 2018 First Quarter 2018 Conference Call “From operational, financial and asset-building perspectives, I can't recall a more important quarter in Concho history. We achieved record production of 228,000 boe per day, which exceeded the high-end of our guidance range.” May 3, 2018 First Quarter 2018 Conference Call “We're continuing to forecast that Permian production will grow about 19% to 24% this year. And based on the strong performance we saw in the first quarter and the success that I mentioned regarding our Version 3.0+ wells, we now expect that production will be trending towards the high end of that range.” May 4, 2018 First Quarter 2018 Conference Call “We're off to a good start this year with healthy execution, translating to strong first quarter results. We grew oil volumes by almost 8,000 barrels per day during Q1 and we're right on track with our expected well count.” “Despite the well-publicized labor tightness in the Permian, we're showing stable to improving efficiencies in most areas. Drilling times are down in both basins and we showed progress on the completion side as well.” May 9, 2018 First Quarter 2018 Conference Call “We raised the bottom end of our full year 2018 production guidance to 110,000 boe a day with the top end remaining unchanged at 116,000 boe per day. The midpoint of our updated production guidance now implies 43% year-over-year growth.”

Source: EIA Drilling Productivity Report Since May 2017, Our Permian System Has Outpaced the Permian Basin Based on our producer projections, we expect our 2018 exit rate to be 360,000-380,000 BPD Since last May, we have: Constructed ~200 miles of pipe Added 20,000 dedicated acres We expect 82 new wells on this additional acreage, through 2019 Increased the number of well connection sites on our system from 105 to 161 As of last week, we had approved projects to connect to another 32 sites We project the System’s expected EBITDA to more than double from 2018 to 2020 Successful open season for ~70,000 BPD to Colorado City, we began shipping in May Our system throughput is now 264,000 BPD, up 110% since the acquisition Permian overall up 39% in same period

Growing Our Business

Valero Energy and Howard Energy Partners have recently announced their plans related to our expansions. Other committed shippers will make announcements based on their timing These long-term throughput & deficiency contracts with strong, creditworthy customers will support a series of healthy-return capital projects to: Connect to third-party rail facilities in Corpus Christi Expand certain of our South Texas products pipeline systems to Mexico Expand our Nuevo Laredo Terminal Beyond the Permian, We Have Executed Contracts to Support Northern Mexico Supply Projects

CHS’ Council Bluffs system consists of a 227-mile pipeline and 18 storage tanks This bolt-on system enhances our existing Central East System by: Increasing our overall system flexibility Allowing expansion into new markets Enhancing our role as a key logistics provider to CHS This deal further solidifies our relationship with a key customer and lays the groundwork for additional opportunities to becoming their primary logistics partner In April, We Closed on an Immediately Accretive $38MM Acquisition of a Bolt-On System to Our Central East Pipeline

We currently have ~133,250 BPD of T&D contracts Commitments totaling ~63,750 BPD are set to expire in August 2018 We are currently working with several potential large customers to replace these expiring contracts and we expect to exit the year with similar volumes Maintaining throughput by offering industry-leading service options and flexibility to attract/retain committed/walkup customers Working with Eagle Ford producers to develop gathering systems and provide new connections for existing systems Actively developing connections with Permian long-haul pipelines to access storage/dock capacity at our Corpus Christi North Beach Terminal and potentially utilizing portions of our available pipeline capacity Providing our shippers with optionality to access market shorts in Corpus Christi and beyond, utilizing available underutilized assets, and potentially including the Houston 12-inch As Our T&D Commitments Expire in South Texas, We Will Compete For Shippers With Our Excellent Service and Flexibility

Other Opportunities Across our Footprint St. James Terminal Widening differentials out of the Permian Basin could lead to a return of unit train activity West Coast Several projects are executed and construction is nearing completion (as well as some that are still in development), related to opportunities for renewable diesel, bio diesel and ethanol UK/Amsterdam Recently completed project which will allow us to grow our throughput capability in southern England immediately , and continue to grow in the coming years Likely to be among the first of our facilities to benefit from a return to contango

Finance Update

New Permian takeaway projects comprise a significant portion of 2018 CAPEX: New Northern Mexico supply projects did not increase estimated capex Funding plan for 2018 capital program: $400MM to $600MM of additional preferred equity proceeds Potential sources of additional funding, if needed: Additional sale of non-strategic assets We Project 2018 Strategic Capital Spending Needs In the Range of $360 to $390 Million $690 $431

Debt Maturity Schedule We have no significant maturities until 2020 We repaid our $350 million 7.65% senior unsecured notes that matured in April with our revolver, but we plan to issue up to $500 million new senior unsecured notes A portion of the note issuance proceeds would be used to pay down our revolver

By Issuing $400-600MM of Preferred Equity and Divesting Non-Strategic Assets This Year, We Expect to Self-Fund Thereafter Through 2021 We see the preferred as a lower cost alternative to the public equity markets: Rating agencies generally treat this type of security as equity We expect the security to be treated as equity under our revolver, allowing us to fund our capital program while improving our leverage We continue to explore potential sales of non-strategic assets We plan to continue exercising fiscal discipline by stringent project cost management We do not expect to return to the public market, for common or preferred, until 2021 at the earliest, which should give the MLP market time to recuperate

Improving Metrics Through Simplification

NuStar’s plan to simplify is unique and achieves objectives that are important in the changed MLP space, while maximizing long-term value for unitholders Simplifies corporate structure Enhances transparency demanded by investors Eliminates IDR burden Restores strong DCF coverage and growth Reduces leverage We Have a Solid Plan to Drive Long-Term Unitholder Value in the New MLP Paradigm We expect the simplification and distribution reset to significantly improve NuStar’s long-term health, drive strong growth, deliver long-term value to both NS and NSH unitholders and provide other benefits that could not be realized through a third-party transaction Strategic Flexibility and Accelerated Growth Improved Coverage Lower Cost of Capital Appropriate Valuation Simplified Structure Reduced Capital Need

Our Simplification Transaction Will Result in A Single Publicly Traded Entity Post-Simplification Existing NS Common Unitholders Former NSH Common Unitholders 22% LP Interest 23.6 MM LP Units 78% LP Interest 83.0 MM LP Units No Incentive Distribution Rights Non-economic GP Interest NS and NSH will combine through a merger NSH unitholders will exchange all of their outstanding units for 0.55 NS units per NSH unit Represents a 1.7% premium to NSH unitholders3 NS will issue a net ~13 million common units4 After closing, former NSH unitholders will own approximately 22% of the combined entity4 The simplification requires approval by a majority of NSH unitholders William E. Greehey has agreed to vote the NSH units he controls (approximately 21%) in favor of the transaction4 NS’ IDRs will be eliminated, and its 2% general partner interest will be converted to a non-economic interest We expect to close in late June or early July NuStar Energy LP (NYSE:NS) Current Common: $2.5 billion1 Current Combined Debt: $3.8 billion2 Current Preferred: $704 million1 Assumes NS, NSH and Preferred unit prices as of May 9, 2018 NS and NSH combined as of March 31, 2018 Based on closing prices as of February 7, 2018 Based on outstanding unit amounts as of May 15, 2018

Lowers NuStar’s cost of capital through the elimination of IDRs Allows NuStar to compete with a greater number of MLPs when pursuing growth opportunities Expected 2018 distribution coverage1 in the range of 1.20x to 1.30x with long-term target of 1.30x to 1.40x Additional coverage to be utilized to internally fund growth capital expenditures reducing the need to raise capital Expected 2018 Debt/EBITDA1 of about 4.7x with 2019 target of 4.0x to 4.3x As early as 2019, allows NuStar to grow annual distributions in the mid to high single digit percent range for the foreseeable future Ability to finance current growth opportunities with reduced cost of capital and to pursue additional high-quality growth opportunities in a disciplined manner Aligns economic returns and incentives between NS and NSH unitholders Improved trading yield and anticipated distribution growth Increased Growth Outlook Improved Coverage / Debt Metrics Reduced Cost of Capital Valuation Impact We Believe That the Combination of the Simplification and NS’ Reset Significantly Improve NuStar’s Metrics, In the Near- and Longer-Term 1 - Please see Appendix for reconciliations of non-GAAP financial measures to their most directly comparable GAAP measures

Appendix

Current Capital Structure as of March 31, 2018 ($ in Millions) $1.75 billion Credit Facility$941 NuStar Logistics Notes (4.75%) 250 NuStar Logistics Notes (4.80%) 450 NuStar Logistics Notes (5.625%) 550 NuStar Logistics Notes (6.75%) 300 NuStar Logistics Notes (7.65%) 350 NuStar Logistics Sub Notes 403 GO Zone Bonds 365 Receivables Financing 58 Short-term Debt & Other 59 Total Debt $3,726 Partner’s Equity Series A Preferred Units$218 Series B Preferred Units 372 Series C Preferred Units167 Common Equity, General Partner and AOCI1,735 Total Partners’ Equity2,492 Total Capitalization $6,218 As of March 31, 2018: Credit Facility availability ~$805 million Debt to EBITDA ratio 5.1x 1 - Please see the following pages for reconciliations of non-GAAP financial measures to their most directly comparable GAAP measures

Reconciliation of Non-GAAP Financial Information

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